Exhibit 99.1

Alexco Announces New Board Member

VANCOUVER, April 12, 2018 /CNW/ - Alexco Resource Corp. (NYSE American: AXU, TSX: AXR) ("Alexco" or the "Company") is pleased to announce the appointment of Karen McMaster to the Board of Directors (the "Board") effective immediately. Ms. McMaster's extensive history in the mining industry has been primarily focussed on legal counsel for environmental matters as well as exploration and mine development. In addition to law Ms. McMaster has a MBA in Sustainability and has occupied a number of roles including legal counsel & investor relations advisor for Caledonia Mining Corporation, legal counsel for Rio Algom Limited and internal auditor for BHP Billton PLC.

Clynt Nauman, Alexco CEO and Chairman commented, "We are very pleased to have Karen join our Board. With over 25 years of experience working in the mining sector focussing on environmental and sustainability matters as well as First Nations and community work, we look forward to Karen being an important contributor to the growth of our overall business including our environmental business, AEG."

About Alexco

Alexco owns 100% of the high-grade Keno Hill Silver District ("KHSD") in Canada's Yukon. Alexco published an updated Preliminary Economic Assessment ("PEA") in March 2017 which anticipates the sequential development of four high grade silver deposits over an eight year mine life to produce more than a million tonnes with an average grade of 843 grams per tonne ("g/t"), 3.3% lead and 4.2% zinc. Silver production is anticipated to be approximately 3.5 million ounces per year.

Employing a unique business model, the Alexco Environmental Group also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients.

Please visit the Alexco website at www.alexcoresource.com

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning Alexco's anticipated results and developments in Alexco's operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release.  Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds.  Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities.  Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made.  In making the forward-looking statements included in this news release, Alexco has applied several material assumptions, including, but not limited to, the assumption that Alexco will be able to implement the restructuring without negative consequences, Alexco will be able to raise additional capital as necessary, that the proposed exploration and development will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices.  There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Alexco expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

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SOURCE Alexco Resource Corp.

View original content: http://www.newswire.ca/en/releases/archive/April2018/12/c8726.html

%CIK: 0001364128

For further information: Clynton R. Nauman, Chairman and Chief Executive Officer; Lisa May, Director of Investor Relations, Phone: (778) 945-6577, Email: lmay@alexcoresource.com

CO: Alexco Resource Corp.

CNW 18:00e 12-APR-18